FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

English Translation of Registrant’s Immediate Report issued to the Tel Aviv Stock Exchange, Israel, on March 15, 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: March 15, 2010

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Translation of Report Filed with the Israeli Securities Authority on March 14 2010

Background

1.
The Audit Committee and Board of Directors of Elron Electronic Industries Ltd.  (the “Company") have approved the Company's engagement in a transaction, and for the sake of caution, also the engagement of R.D.C. Rafael Development Corporation Ltd. ("RDC") (in which the Company holds 50.1% of the share capital and voting rights in a transaction), which will result in the sale of all the Company's and RDC's holdings in Galil Medical Ltd. (“Galil”), and in the course of which Discount Investment Corporation Ltd. ("DIC"), the controlling shareholder in the Company, shall sell all of its holdings in Galil, and additional shareholders of Galil, unrelated to the Company, will sell their holdings in Galil.

2.
The Company, RDC and DIC, each hold Ordinary and Preferred shares in Galil , which, at the date of this report, constitute approximately 11.90%, 17.20% and 12.80%, respectively, of Galil’s issued share capital and voting rights. Galil's preferred shares are convertible into Ordinary shares of Galil, and at date of this report, the said conversion ratio is one Ordinary share for each Preferred share. Galil's Preferred shares are also entitled to a certain preference in the distribution of proceeds, derived from the liquidation of Galil or from its complete sale (whether through the sale of its entire issued share capital, by a merger with a third party or through the sale of all its assets) among the shareholders of Galil.

3.
Galil is currently raising capital of up to $ 6.4 million from its shareholders, in consideration for the issuance of Preferred shares of Galil, in the course of which additional Preferred shares of Galil shall be issued to the Company, RDC and DIC in consideration for loans made available in the past to Galil, which have not yet been repaid and which are convertible into shares of Galil. Upon the consummation of this capital raising, the Company shall hold a total of 21,122,753 Ordinary and Preferred shares of Galil (that shall constitute approximately 8.60% of Galil’s issued share capital and voting rights); RDC shall hold a total of 30,261,936 Ordinary and Preferred shares of Galil (that shall constitute approximately 12.32% of Galil’s issued share capital and voting rights); and DIC shall hold a total of 22,702,760 Ordinary and Preferred shares of Galil (that shall constitute approximately 9.24% of Galil’s issued share capital and voting rights).

The Transaction

4.
Elron, RDC and DIC (jointly the “Group”) will enter an agreement with certain other Galil’s shareholders (the “Purchasers”) for the sale of all the said shares of Galil stated in Section 3 above by the Group to the Purchasers. Together with these shares, in accordance with the agreement, an additional 355,250 Ordinary shares of Galil held by certain other Galil’s shareholders who have exercised a right given to them to join the said sale transaction (the “Additional Sellers”), will be sold to the Purchasers. At the date of this report, such additional shares constitute approximately 0.2127 % and upon the consummation of the said capital raising shall constitute approximately 0.1446 % of Galil’s issued share capital and voting rights.

5.
The Group and the Additional Sellers (jointly the “Sellers”) shall sell all the Galil shares stated in sections 2 and 3  above (jointly the “Shares Sold”), free of any debt, lien or third party rights, without the Sellers making any representations about the state of Galil.

6.
In consideration for the Shares Sold, the Purchasers shall pay the Sellers an aggregate fixed sum of approximately  $1.33 million (the “Fixed Consideration”) and an additional consideration of a variable amount contingent upon certain future events as detailed in sections 7 and 8 below (the “Additional Consideration”). The Fixed Consideration and the Additional Consideration shall be allocated between all Sellers proportionally to the number of Galil shares sold by each Seller from among the total shares sold, irrespective of their class. Accordingly, the portion of Elron and RDC in the Fixed Consideration shall be approximately $0.4 million and $0.5 million respectively.

7.
In the event that within 24 months following the consummation of the transaction, a merger shall be consummated between Galil and a third party that is not a “related party” as defined in the agreement (excluding a merger in which Galil shareholders immediately prior to the merger assume control of the merged entity), or the sale of all of Galil’s assets shall be consummated, or the sale of at least 90% of Galil’s share capital shall be consummated with a third party, the Purchasers shall pay the Sellers a conditional consideration  in the aggregate amount equal to the positive balance, if any, between (A) 1/3 (one third) of the total proceeds for the said merger or sale actually received by  the Purchasers provided that the said proceeds shall be for the Shares Sold (including additional or other shares that shall be received for the Shares Sold), and  (B) the Fixed Consideration.

8.
In the event that during 24 months stated above, an Initial Public Offering of Galil’s shares shall be consummated on a international recognized securities exchange, the Purchasers shall pay the Sellers a conditional consideration in Ordinary shares of Galil, valued according to the Ordinary share price at which the Galil' shares shall have been offered to the public,  equal to the positive balance, if any, between 1/3 of the product of the number of Shares Sold (including additional or other shares that shall be received for the Shares Sold) at the said price per share, and the Fixed Consideration. The said conditional payment shall be paid to the Sellers soon after consummation of the said public offering.

9.
The consummation of the transaction is conditional upon all the following preconditions having been fulfilled: (A) The Company shall not have received a notice from its shareholders in respect of Companies Regulations (Reliefs in Related  Parties Transactions), 5760 – 2000, concerning objections to the reliefs available pursuant these regulations about entering into the transaction, until the lapse of the period determined for submitting said objections; (B) the capital raising round stated in section 3 above shall have been completed; and (C) all required approvals and agreements shall have been received, if required,, to consummate the transaction.

10.	The obligations of each of the Sellers and the obligations of each of the Purchasers are several and not joint with other Sellers or other Purchasers, as applicable.

11.	In the event that the transaction shall be consummated, the Company shall record a gain in an amount that is not material to the Company.

Summary of the Audit Committee and Board of Directors of the Company rationales of the transaction

1.	The Company’s Audit Committee and Board of Directors have determined that the sale of the holdings in Galil and the terms of the agreement are in the Company's best interests.

2.
The Company’s holdings (including via RDC) in Galil are not tradable holdings. In the opinion of the Audit Committee and the Board of Directors, considering the subordinate rights of these holdings compared to the rights of the holdings of other shareholders (with respect to the order of preference determining the receipt of proceeds from exit events) and taking into account the additional investment required to finance Galil,  the sale of these holdings according to the terms stated in this Report represents an appropriate opportunity to sell the said holdings for a reasonable consideration.

3.
The Audit Committee and Board of Directors confirmed that the terms of the transaction for the Company are not materially different from the terms for DIC, taking into account their relative share in the transaction.